UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                            ALLEGIANCE TELECOM, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    01747T102
                                 (CUSIP Number)

     William D. Savoy                            Gail J. Gordon
     Vulcan Ventures Incorporated                Foster Pepper & Shefelman PLLC
     110-110th Avenue N.E., Suite 550            1111 Third Avenue, Suite 3400
     Bellevue, WA  98004                         Seattle, WA  98101
     (206) 453-1940                              (206) 447-4400

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 13, 1999
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 01747T102             13D                           Page 2 of 9 Pages

-------------------------------------------------------------------------------

--------  ---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)


-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
                                         ----- --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY    7    SOLE VOTING POWER
      EACH REPORTING PERSON WITH
                                               -0- shares
                                         ----- --------------------------------
                                          8    SHARED VOTING POWER

                                               6,500,000 shares (1)
                                         ----- --------------------------------
                                          9    SOLE DISPOSITIVE POWER

                                               -0- shares
                                         ----- --------------------------------
                                          10   SHARED DISPOSITIVE POWER

                                               6,500,000 shares (1)
---------------------------------------- ----- --------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,500,000 shares (1)
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Includes 5,000,000 shares subject to options that are exercisable within 60 days of September 13, 1999.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 01747T102             13D                           Page 3 of 9 Pages

-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                (b) |_|

-------- -------------------------------------------------- -------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)


-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- ----------------------------------------------------------------------
                                         ------ -------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY     7    SOLE VOTING POWER
       EACH REPORTING PERSON WITH
                                                 -0- shares
                                         ------ -------------------------------
                                            8    SHARED VOTING POWER

                                                 6,500,000 shares (2)
                                         ------ -------------------------------
                                            9    SOLE DISPOSITIVE POWER

                                                 -0- shares
                                         ------ -------------------------------
                                           10    SHARED DISPOSITIVE POWER

                                                 6,500,000 shares(2)
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,500,000 shares(2)
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------
(2) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Includes 5,000,000 shares subject to options that are exercisable within 60 days of September 13, 1999.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 Par value per share, of Allegiance Telecom, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive officers are located at 1950 Stemmons Freeway, Suite 3026, Dallas, Texas 75207. The Issuer's telephone number is (214) 261-7100.

Item 2. Identity and Background.

        The persons  filing this  statement  are Vulcan  Ventures  Incorporated
("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

                  Paul  G.  Allen,  Vulcan  Ventures  Incorporated,  110 - 110th
         Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                  William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

                  Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

                  Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

         On September 13, 1999, Vulcan Ventures purchased 1,500,000 shares of the Issuer's common stock, $.01 par value ("Common Stock") from existing stockholders in a private transaction pursuant to a Common Stock Purchase and Option Agreement dated August 3, 1999 (the "Purchase Agreement") and a Counterpart Agreement dated as of September 13, 1999. Vulcan Ventures paid $50.00 per share for aggregate cash consideration of $75,000,000. The Purchase Agreement also granted Vulcan Ventures an option to purchase up to 5,000,000 shares of the Issuer's Common Stock at an exercise price of $56.00 per share (the "Option") from existing stockholders. If the Option is exercised in full, the aggregate exercise price will be $280,000,000.

         Vulcan Ventures funded its purchase of the Common Stock from its own working capital. None of the funds used to purchase the shares of Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

Item 4:  Purpose of Transaction.

         Vulcan Ventures purchased the 1,500,000 shares of Common Stock in the transaction described in Item 3 above from Madison Dearborn Capital Partners II. L.P., Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Battery Ventures IV, L.P., Battery Investment Partners IV, LLC (collectively, the "Sellers"), Reed E. Hundt (a director of the Issuer) and Gregory E. Lawler. The Option entitles Vulcan Ventures to purchase up to an additional 5,000,000 shares of Common Stock, consisting of 4,147,001 shares from the Sellers and 852,999 shares (the "Management Shares") from certain management stockholders other than the Issuer's Chairman and Chief Executive Officer. The Option expires on November 1, 1999. Vulcan Ventures may exercise the Option only once and for a minimum of 1,000,000 shares of Common Stock.

         Under the Purchase Agreement, neither the Sellers (not including holders of Management Shares), Vulcan Ventures, nor any of their affiliates may buy, sell or otherwise transfer any shares of Common Stock or any options, rights or derivative securities relating to the Common Stock otherwise than under the Purchase Agreement during the period from August 3 through November 1, 1999. Each of the Sellers may distribute Common Stock to its partners or members, if any, during that period, provided the Seller reserves sufficient shares for transfer to Vulcan Ventures under the Option.

         As consideration for the Option, the Issuer and Go2Net, Inc., a Delaware corporation ("Go2Net") agreed to enter good faith negotiations with a view toward establishing a mutually acceptable strategic alliance. Vulcan Ventures and Mr. Allen share beneficial ownership of 11,922,406 shares of the common stock, $.01 par value of Go2Net, Inc., representing 33.7% of the total number of outstanding shares of Go2Net's common stock as reported by Go2Net in its Quarterly Report on Form 10-Q filed on August 16, 1999.

         Vulcan Ventures and Mr. Allen acquired the securities reported in this statement for investment purposes. Vulcan Ventures and Mr. Allen may acquire additional shares of Common Stock by exercising the Option, or, except as otherwise agreed in the Investors Agreement or Registration Agreement described in Item 6 below, Vulcan Ventures and/or Mr. Allen may acquire additional shares from time to time in open market or private transactions, depending on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. Except as otherwise agreed in the Investors Agreement or Registration Agreement, Vulcan Ventures or Mr. Allen may determine to dispose of some or all of their beneficial holdings of the Issuer's securities. Each reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide, subject to the terms and conditions of the Investors Agreement and the Registration Agreement.

         Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, Vulcan Ventures and Mr. Allen reserve the right to formulate plans or proposals specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to the Investors Agreement and the Registration Agreement.

         Item 5.  Interest in Securities of the Issuer.

         Vulcan Ventures and Mr. Allen each beneficially owns 6,500,000 shares of the Issuer's Common Stock, including 5,000,000 shares of Common Stock subject to the Option. Vulcan Ventures' and Mr. Allen's stockholdings represent approximately 10.0% of the shares of the class outstanding based upon 64,811,690 shares outstanding as of June 30, 1999, as reported by the Issuer in its Quarterly Report, on Form 10-Q filed on August 10, 1999.(3) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the Common Stock.

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Common Stock.

         Except as set forth in Item 4 of this statement, Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past sixty days.

         Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.

---------------------------
(3) In calculating their percentage of shares beneficially owned, the reporting persons have not increased the denominator by the number of shares subject to the Option as provided by Rule 13d-3(d) because those shares already are outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Concurrently  with  the  Purchase  Agreement,  the  Issuer  and  Vulcan
Ventures entered into an Investors Agreement (the "Investors Agreement") pursuant to which the Issuer has agreed to use its best efforts to cause (a) one designee nominated by Vulcan Ventures to be appointed to the Issuer's board (the "Board"), for so long as Vulcan Ventures continues to hold at least 1,200,000 shares (as adjusted for stock dividends, stock splits and other recapitalizations) of Common Stock, and (b) two designees nominated by Vulcan Ventures to be appointed to the Board, if Vulcan Ventures acquires at least 2,500,000 or more shares under the Option, and so long as Vulcan Ventures continues to hold at least 4,000,000 shares (as adjusted for stock dividends, stock splits and other recapitalizations). Vulcan Ventures may not assign its right to nominate a director or directors under the Investors Agreement. At the closing of its initial purchase of Common Stock, Vulcan Ventures nominated Dino Vendetti to the Board.

         Under the Investors Agreement, Vulcan Ventures has agreed that until September 13, 2000, neither it nor its affiliates may offer, sell, transfer or otherwise dispose of any of the shares of Common Stock acquired pursuant to the Purchase Agreement without the prior written consent of the Board, except by pledge or to an affiliate of Vulcan Ventures.

         Under the Investors Agreement, Vulcan Ventures is subject to a standstill provision for a period beginning on September 13, 1999 and ending on the earlier of (i) the closing of a Sale of the Company, as defined in the Investors Agreement, and (ii) the date after September 13, 2002 on which Vulcan Ventures has not had a representative sitting on the Board for 180 days (the "Standstill Period"). During the Standstill Period, Vulcan Ventures has agreed that it and its affiliates and associates will not, directly or indirectly, among other things: (i) acquire any of the voting securities (or securities convertible or exchangeable into or exercisable for any voting securities) of the Issuer or any of its affiliates,
(ii) acquire any assets of the Issuer or any of its affiliates, or (iii) participate in any tender offer, exchange offer, merger, or other extraordinary transaction involving the Issuer or any of its affiliates; provided that with respect to the foregoing clauses (i) through (iii), Vulcan Ventures may take any of such actions within 60 days after another person that is not an affiliate or associate of Vulcan Ventures has made a publicly announced proposal to take any such action that would result in a Sale of the Issuer, so long as Vulcan Venture's actions are not in concert with such other person. In addition, during the Standstill Period, Vulcan Ventures has agreed that it and its affiliates and associates will not, directly or indirectly, among other things: (i) become a member of a group with respect to the Common Stock or other equity securities or assets of the Issuer; (ii) call or seek to call any special meeting of or initiate a stockholder vote or action by written consent of the Issuer's stockholders; (iii) participate in any solicitation of proxies to vote, or seek to influence any person or entity with respect to the Issuer, in opposition to any matter which has been recommended by the Board or in favor of any matter which has not been approved by the Board; or (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. Notwithstanding the foregoing, Vulcan Ventures and its affiliates and associates may acquire additional shares of Common Stock as long as their aggregate beneficial ownership does not exceed 20% of the outstanding securities of the Issuer entitled to vote generally in the election of directors. Under the Investors Agreement, if the Issuer adopts a stockholder rights plan, the percentage of beneficial ownership of Common Stock the acquisition of which will trigger the provisions of the plan shall not be less than 20% for Vulcan Ventures.

         Also concurrently with the Purchase Agreement, Vulcan Ventures entered into an Amended and Restated Registration Agreement (the "Registration Agreement") with the Issuer, the Sellers and certain other stockholders with respect to the registration of the Issuer's securities under the Securities Act of 1933, as amended. After September 13, 2000, the Registration Agreement entitles Vulcan Ventures to demand one long-form registration, such as registration on Form S-1, and two short-form registrations, such as registration on Form S-3, with respect to the shares of Common Stock purchased by Vulcan Ventures under the Purchase Agreement. In addition, Vulcan Ventures may "piggyback" on primary or secondary registered public offerings of the Issuer's securities. The Issuer has agreed to pay the registration expenses in connection with these demand and "piggyback" registrations.

         Vulcan Ventures has agreed not to make a public sale or distribution of any of the Issuer's equity securities or any securities convertible into or exchangeable or exercisable for the Issuer's equity during the seven days prior to, and the 90-day period following, the effective date of any other underwritten demand registration or underwritten piggyback registration, unless the managing underwriters otherwise agree.


         Item 7.  Material to be Filed as Exhibits.

         Exhibit           Description

             99.1          Common  Stock  Purchase  and Option  Agreement  dated
                           August 3, 1999 among Madison Dearborn Capital Partners II L.P., Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Battery Ventures IV L.P., Battery Investment Partners IV, LLC, Allegiance Telecom, Inc. and Vulcan Ventures Incorporated. (Incorporated by reference to Exhibit
                           99.1 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.2 Counterpart Agreement, dated as of September 13, 1999, among Madison Dearborn Capital Partners II, L.P., Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Battery Ventures IV, L.P., Battery Investment Partners IV, LLC, Reed E. Hundt and Gregory E. Lawler. (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.3 Investors Agreement dated September 13, 1999 between Allegiance Telecom, Inc. and Vulcan Ventures Incorporated. (Incorporated by reference to Exhibit
                           99.3 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.4 Amended and Restated Registration Agreement dated September 13, 1999 among Allegiance Telecom, Inc., Battery Ventures IV L.P., Battery Investment Partners IV, LLC, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Madison Dearborn Capital Partners II L.P., Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Capital Investors, L.P., Vulcan Ventures Incorporated and certain other stockholders listed therein. (Incorporated by reference to Exhibit
                           99.4 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.5          Joint Filing Statement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            VULCAN VENTURES INCORPORATED


September 22, 1999                          By: /s/ William D. Savoy
                                                -------------------------------
                                                William D. Savoy, Vice President



September 22, 1999                          By: /s/ Paul G. Allen
                                                -------------------------------
                                                Paul G. Allen

                                  EXHIBIT INDEX

           Exhibit         Description

             99.1          Common  Stock  Purchase  and Option  Agreement  dated
                           August 3, 1999 among Madison Dearborn Capital Partners II L.P., Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Battery Ventures IV L.P., and Battery Investment Partners IV, LLC, Allegiance Telecom, Inc. and Vulcan Ventures Incorporated. (Incorporated by reference to Exhibit
                           99.1 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.2 Counterpart Agreement, dated as of September 13, 1999, among Madison Dearborn Capital Partners II, L.P., Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Battery Ventures IV, L.P., Battery Investment Partners IV, LLC, Reed E. Hundt and Gregory E. Lawler. (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.3 Investors Agreement dated September 13, 1999 between Allegiance Telecom, Inc. and Vulcan Ventures Incorporated. (Incorporated by reference to
                           Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.4 Amended and Restated Registration Agreement dated September 13, 1999 among Allegiance Telecom, Inc., Battery Ventures IV L.P., Battery Investment Partners IV, LLC, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Madison Dearborn Capital Partners II L.P., Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Capital Investors, L.P., Vulcan Ventures Incorporated and certain other stockholders listed therein. (Incorporated by reference to Exhibit
                           99.4 to the Issuer's Current Report on Form 8-K filed on September 22, 1999, File No. 0-24509.)

             99.5          Joint Filing Statement

                             Joint Filing Statement


         We, the signatories of the Statement on Schedule 13D to which this Joint Filing Statement is attached, hereby agree that such Statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated: September 22, 1999



                                            VULCAN VENTURES INCORPORATED


                                            By: /s/ William D. Savoy
                                                -------------------------------
                                                William D. Savoy, Vice President



                                            By: /s/ Paul G. Allen
                                                -------------------------------
                                                Paul G. Allen



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